February 4, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street NE
Washington, D.C. 20549

Attention:	Margaret Schwartz
Christopher Edwards

RE:	File No. 001-02189

Dear Ms. Schwartz and Mr. Edwards:

In reply to your letter of December 23, 2021, we supplement our response to Comment 2 submitted on January 31, 2022 as follows:

From time to time, Abbott has experienced isolated weather-related damages to some of its property or operations. However, the impact of such damages has not been material. In 2020, such damages constituted less than 1% of total operating expenses.

Very truly yours,

/s/ Robert E. Funck, Jr.
Robert E. Funck, Jr.
Executive Vice President, Finance and Chief Financial Officer